Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022

212-838-1177

FAX – 212-838-9190

WRITER’S DIRECT LINE

(212) 838-5030

November 21, 2017

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Attention: Larry Spirgel

Assistant Director

Re:	WPCS International Incorporated Registration Statement on Form S-4
Filed October 10, 2017
File No. 333-220891

Dear Mr. Spirgal:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated November 6, 2017. On behalf of the Registrant we are providing the following responses to those comments below. For your convenience, we have copied your comments, which are reflected in bold below.

General

1.	We note that throughout your registration statement, including on your cover page and on page 13, you reference WPCS securityholders who currently do not own any WPCS common stock that have entered into a support agreement. To avoid confusion, clarify this information by, for example, identifying to whom this pertains, for what purpose. We note your disclosure on page 74.

In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement, wherever appropriate, including the cover page and pages 13, 16, 56-57 and 109 of Amendment No. 1.

Merger Consideration and Exchange Ratio, page 13

2.	Include here the formula for determining the exchange ratio upon the consummation of the merger. Provide examples in tabular format of possible exchange ratios that take into account the variables, including net cash, assuming there is no reverse split of the outstanding shares of WPCS shares and also if there is a reverse split (showing low, medium and high splits), and fixed figures that will be used to determine the final exchange ratio. Revise other sections of your registration statement as appropriate to reflect this information. We note your disclosure at page 79.

As set forth on pages 82-83 and 92-93 of the prospectus included in the registration statement, the formula for determining the Exchange Ratio is the result obtained by dividing (a) the aggregate number of shares of WPCS common stock that will be issued in the Merger to DropCar securityholders in exchange for their DropCar securities (or, in the case of DropCar warrants, that will be issued in the future upon exercise of the WPCS Merger Warrants issued in exchange for those DropCar warrants) by (b) the number of issued and outstanding shares of DropCar capital stock (determined on an as converted to common stock basis) at the time of the Merger. While the Exchange Ratio will be impacted by a reverse stock split, a reverse stock split will not have any impact on the relative equity allocation between the WPCS pre-Merger stockholders and the DropCar stockholders or on the relative equity position of any single stockholder post-Merger. In other words, while the number of shares will change, the percentage ownership interest will not change. Thus, the registrant believes that the more meaningful metric for WPCS and DropCar stockholders is the equity split between the two groups.

The allocation of equity between the WPCS pre-Merger stockholders and the DropCar stockholders is fixed in the Merger Agreement at 15/85 subject to adjustment if the WPCS Net Cash is more or less than $419,000 at the time of the Merger and/or if the number of shares issued to Alpha (solely in its capacity as an advisor to the DropCar in connection with the Merger and the Merger Financing) is less than 6,442,163. Amendment No. 1 includes a table that reflects the changes in the WPCS stockholders’ portion of the post-Merger equity assuming different values for Net Cash. (See pages 14 and 83.) Based on management’s current analysis of Net Cash, WPCS does not believe Net Cash will be less than $419,000 at the time of the Merger so the table only reflects values in excess of that amount.

3.	We note that exchange ratio is subject to a variety of factors. Disclose, in your judgment, the likelihood that the ratio will materially change from 1.8351 shares of WPCS common stock for each share of DropCar common stock.

Please note that the Exchange Ratio has been recalculated to 1.666. This change is not due to any change in the formula but to further refinements on the pre-Merger capitalization of DropCar.

The Exchange Ratio is subject to change based upon (i) the WPCS Net Cash at Closing and (ii) the implementation of a reverse stock split and (iii) if the shares issued to Alpha in its capacity as an advisor to DropCar is less than 6,442,163. Clarifying disclosure has been made throughout the registration statement, wherever appropriate, including the cover page and pages 13-14, 31, 35, 82 and 92-93 of Amendment No. 1.

The Exchange Ratio will also be impacted by the number of shares of WPCS common stock to be issued to Alpha in its capacity as an advisor to DropCar regarding the Merger and the Merger Financing. Amendment No. 1 assumes that Alpha will receive the maximum number of advisory shares. However, if Alpha in fact receives less than the maximum, the difference will be added to the pool of shares allocable to DropCar securityholders (of which Alpha is the largest), thereby increasing the Exchange Ratio. The actual number of shares Alpha will receive in its capacity as an advisor will depend on the extent to which it is required to fund the Merger Financing.

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4.	We note your assumption that there is no reverse split of the outstanding shares of WPCS common stock prior to or simultaneously with the consummation of the merger, however your state on page 34 that you believe that you will not be able to meet the $4.00 minimum bid price initial listing requirement at the closing of the Merger unless you effect the Reverse Stock Split, thereby losing NASDAQ listing, which is a condition to the merger. Please elaborate on factors determining the actual reverse split to be used within the approved range. We note your disclosure on page 109.

The assumption that there will be no reverse split has been deleted from Amendment No. 1. Additional disclosure has been provided on the factors that will be used to determine the actual reverse split ratio that will be implemented.

5.	Disclose the effect of the low medium and high reverse stock split on the post-merger ownership by WPCS and DropCar securityholders.

The Company respectfully submits that the reverse split will not affect the relative ownership by WPCS and DropCar securityholders as each company’s stockholders will be equally impacted.

6.	Disclose throughout your registration statement in specific terms the impact of net cash on the WPCS Allocation. Provide an example of the impact using WPCS’ net cash as of a recent date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 83 in Amendment No. 1.

7.	Tell us how shareholders will be notified of the final exchange ratio. Disclose that information here, in your Merger Consideration and Exchange Ratio section and in any other appropriate locations of your registration statement.

The Company respectfully submits that the final exchange ratio affects the number of shares to be received by DropCar securityholders; it does not affect the number of shares to be retained by WPCS securityholders which will be the currently outstanding shares, as adjusted for the reverse stock split. As there are a limited number of DropCar shareholders, they will be notified of the final Exchange Ratio at the time of the Merger. In response to this comment, the Company has revised the disclosure on pages 15, 84 and 93 in Amendment No. 1.

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8.	Identify the advisors that are expected to be issued shares of the combined company. We note in footnote 1 to your beneficial ownership chart on page 199 that you state that shares may be issued to Alpha Capital Anstalt in connection with the merger. We also note your references to the Advisory/Commitment Allocation and Palladium Allocation.

In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement, wherever appropriate, including on the cover page, and on pages 1, 3, 14, 16, 35, 82 and 92, 108 and 176 of Amendment No. 1.

NASDAQ Stock Market Listing, page 16

9.	Clarify, if true, here that WPCS is already listed with NASDAQ and that the application you reference is for the combined company. Make corresponding clarifications in your risk factor at page 34.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, wherever appropriate, including on the cover page and pages 18, 35, 37, 88, 103, 113 and 190.

Anticipated Accounting Treatment, page 17

10.	Please revise to disclose the factors considered in your conclusion that DropCar is the accounting acquirer. Your disclosure should address the factors in ASC 805-10-55.

The analysis that supported the conclusion that DropCar is the accounting acquirer in the Merger is as follows:

At the effective time of the Merger, DropCar will be merged with Merger Sub, a wholly owned acquisition subsidiary of WPCS, with DropCar surviving as a wholly owned subsidiary of WPCS. After the Merger, WPCS will primarily focus on the business of DropCar to deliver a comprehensive Vehicle Support Platform (VSP) to consumers, real estate developers, and automotive partners. WPCS will continue DropCar’s business operations as a publicly-traded company. DropCar is considered the acquirer for accounting purposes, and WPCS’s historical financial statements before the Merger will be replaced with the historical financial statements of DropCar before the Merger in all subsequent filings with the SEC. In connection with the Merger, each share of DropCar capital stock will be converted into the right to receive a specified number of shares of WPCS common stock. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests (i.e., WPCS). In accordance with Accounting Standards Codification (“ASC”) 805-10-55 other facts and circumstances should be considered in identifying the acquirer in a business combination, as discussed below.

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a.	Relative Voting Rights in the Combined Entity. In a business combination, the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Upon consummation of the Merger, holders of DropCar capital stock as well as certain DropCar advisors, Alpha and Palladium, are expected to own shares of WPCS’s common stock representing approximately 85% of the fully diluted shares of WPCS common stock and WPCS’s shareholders will own approximately 15% of the fully diluted shares of WPCS’s common stock. The weight of this factor generally increases as the portion of the voting rights held by the majority becomes more significant (e.g., split of 75% and 25% may be more determinative than a split of 51% and 49%). WPCS and DropCar believe this factor is determinative since the split is 85/15.
b.	Minority Voting Interests in the Combined Entity. The acquirer usually is the combining entity whose single owner (or organized group of owners) holds the largest minority voting interest in the combined entity, if no other owner (or organized group of owners) has a significant voting interest. Certain DropCar stockholders who in the aggregate own 52.3% of the outstanding shares of DropCar’s common stock on an as-converted to common stock basis, will remain the largest stockholders of the combined company overall, owning in the aggregate approximately 57.3% of the fully diluted shares of WPCS’s common stock at the completion of the Merger. The shares held by WPCS shareholders after the Merger will be widely held and no one party will have a more significant ownership share in the combined entity than certain DropCar shareholders. The small minority interest held by WPCS strongly supports the determination that the DropCar is the accounting acquirer in the Merger.
c.	Composition of the Governing Body of the Combined Entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Following the consummation of the Merger, the WPCS Board will include a total of eight directors. Pursuant to the terms of the Merger Agreement, six of such directors will be designated by DropCar and two of such directors will be designated by WPCS. Therefore, a significant shift in the composition of WPCS’s board of directors is likely to occur as a result of the Merger. WPCS and DropCar believe the existence of a change in board control supports the determination that the DropCar is the accounting acquirer in the Merger.
d.	Senior Management Team of the Combined Entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. It is anticipated that the executive officers of WPCS upon closing will be David Newman, Chief Business Development Officer, Spencer Richardson Chief Executive Officer, Daniel Gelbtuch, Vice President Corporate Finance Communications, and Leandro Larroulet, Chief Information Officer. In addition, as discussed above, WPCS’s Board immediately prior to completion of the Merger will change as a result of the Merger. WPCS and DropCar believe this strongly supports the determination that DropCar is the accounting acquirer in the Merger.
e.	Terms of the Exchange of Equity Interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity. WPCS is acquiring DropCar, which is not a public company. As such, WPCS and DropCar believe the transaction price reflects the fair value for DropCar and could not reliably estimate a premium. WPCS and DropCar believe this factor is not determinative considering DropCar is a private entity.

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The Company also considered other factors in ASC 805-10-55-13 – ASC 805-10-55-15:

•	Relative size. The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. WPCS and DropCar based their assessment on the financial information for the year ended April 30, 2017 as compared to DropCar’s December 31, 2016 and the three months ended March 31, 2017 financial information.WPCS’s historical revenues and assets exceeded DropCar’s historical revenues and assets and WPCS’s net income (loss) exceeded DropCar’s net loss. WPCS and DropCar believe this factor would be determinative that WPCS is the accounting acquirer in the Merger.

•	Identification of acquirer between two entities. The identification of the acquirer should consider which entity initiated the business combination, the relative size of the combining entities, and any other pertinent information. In connection with the Merger, WPCS formed a new, wholly owned transitory merger subsidiary, Merger Sub, to effect the merger transaction between WPCS and DropCar, with DropCar surviving the Merger and becoming a wholly owned subsidiary of WPCS. Thus, the business combination effectively involved only two entities, WPCS and DropCar. Nonetheless, WPCS notes that the Merger resulted from WPCS conducting a formal process to evaluate its strategic alternatives, and that DropCar and its financial advisor initiated the combination with WPCS, which is consistent with the determination that DropCar is the accounting acquirer in the Merger.

•	A new entity used to effect the transaction. A new entity formed to effect a business combination is not necessarily the acquirer. One of the existing combining entities should be determined to be the acquirer in a business combination involving the issuance of equity interests by a newly formed entity (Newco). As noted above, WPCS formed Merger Sub to effect the merger transaction between WPCS and DropCar, and at the closing, DropCar will merge with Merger Sub and survive the Merger as a wholly owned subsidiary of WPCS. Merger Sub was not created to issue equity interests to effect the business combination, nor to transfer cash or other assets or incur liabilities in the Merger. As a result, Merger Sub would not be considered to be the accounting acquirer in the Merger.

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Conclusion.

ASC 805 does not provide for a hierarchy among the factors recommended for consideration. After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, WPCS has concluded that DropCar is the accounting acquirer in the Merger. ASC 805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. WPCS’s conclusion is based primarily upon the following facts: (1) DropCar shareholders and advisors will remain the largest stockholders of WPCS, owning approximately 57.3% of the fully diluted shares of the Company’s common stock upon the completion of the Merger, (2) there will be an immediate change in the composition of the WPCS’s board of directors after the Merger whereby DropCar will control six of the eight seats, (3) DropCar’s senior management prior to the Merger will continue to be the senior management of the combined business after the Merger and (4) WPCS is issuing its equity interests as consideration for the Merger. Accordingly, WPCS will apply the acquisition method of accounting to the assets and liabilities of DropCar upon completion of the Merger.

In response to the Staff’s comment, the foregoing analysis has been incorporated into the registration. See pages 18-19 of Amendment No. 1.

Comparative Historical and Unaudited Pro Forma per Share Data, page 25

11.	It appears that the per-share data under the subtitle DropCar and WPCS represents pro forma data, please relabel as such.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1.

12.	Please revise to disclose the equivalent per share data for the company being acquired. Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before nonrecurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Refer to Item 3 (f) of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1.

Risk Factors, page 28

The Suisun City Operations line of credit contains various covenants which, if not complied with, could accelerate repayment obligations, thereby materially and adversely affecting WPCS liquidity, financial conditions and results of operations. The is no assurance that the line of credit will survive the Merger, page 37

13.	We note that you state that you have received a default notice from First Northern Bank regarding your credit line. We also note that you state that you believe that you be able to cure the defaults. Indicate here, at page 143 and anywhere else you deem appropriate the basis for your belief that you will be able to cure this default.

The Company respectfully submits that the aforementioned default has been cured and in response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 147 of Amendment No. 1.

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The Merger, page 55

Background of the Merger, page 55

14.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. For example, you should discuss how you arrived at the post-combination ownership structure, what consideration you gave to the impact of the combination on your ability to use your NOLs and why specifically you decided not to pursue any of the other five alternative transactions you reference on page 55.

The disclosure throughout the Background of the Merger section has been revised to provide greater detail as to the background of the transaction. Further revisions have been made to this section to address why WPCS did not pursue any of the five alternative transactions discussed. Finally, as to the preservation/utilization of the WPCS NOLs, early in the process, management reviewed the NOL rules for use of loss carry forwards in a merger with its professionals and concluded that there would be significant restrictions on the potential utilization of the NOLs in light of the significant equity transactions entered into by WPCS from 2012 forward, and the likelihood that a merger candidate would be in a different line of business than the existing WPCS business. For these reasons, WPCS concluded that the ability to consummate a merger and preserve the NOLs was remote and did not give significant consideration to the impact of the combination on WPCS’s ability to use its NOLs.

Material U.S. Federal Income Tax Consequences of the Merger, page 81

15.	You state that you intend for the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please file an opinion of counsel supporting the tax consequences as described here. Please refer to Section III.A.2 of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., counsel to DropCar, will deliver a tax opinion that the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinion will be filed by amendment.

Certain Relationships and Related Party Transactions, page 169

16.	We note that Alpha Capital Anstalt is a significant shareholder of both WPCS and DropCar. We also note that Alpha Capital Anstalt will be providing financing for the merger and may be issued shares in connection with the merger. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the requested disclosure has been added on page 176 of Amendment No. 1.

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Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations, pages 175 and 176

Note 3—Pro forma adjustments, page 179

17.	We note your disclosures in footnotes (c) and (d) on page 180, explaining that you are excluding by way of pro forma adjustments the new bridge financing and the historical accounting for the DropCar convertible notes, because you assume conversion. Please expand your disclosures to further clarify how the particular terms of the transaction necessarily eliminate the securities to which these pro forma adjustments relate, or necessarily require conversion as a condition to the merger if this is your contention.

In response to the Staff’s comment, the Company has revised the disclosure on page 184 of Amendment No. 1. In connection therewith, we note that pursuant to Section 2.6(c) of the Merger Agreement, DropCar has represented that it will have no convertible securities other than warrants outstanding at the time of the Merger.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 212-838-5030 or krose@mzrl.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Kenneth S. Rose

Kenneth S. Rose

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